06004740

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TN Capital Equities, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 8th fl.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Steinmetz 212 381-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole, CPA
(Name – *if individual, state last, first, middle name*)

1273 77th Street (Address) Brooklyn (City) NY (State) 11228 (Zip Code)

PROCESSED
APR 28 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TN Capital Equities, Ltd., as of 12/31/05, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York

VINCENT J. GUARNERI
Notary Public, State of New York
No. 01GU6100630
Qualified in Kings County
Commission Expires Oct. 20, 2007

[signature] 2/27/06
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TN CAPITAL EQUITIES, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TN Capital Equities, Ltd.

For The Year Ended

December 31, 2005

Contents	Page

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
TN Capital Equities, Ltd.:

I have audited the accompanying statements of financial condition of TN Capital Equities, Ltd. as of December 31, 2005 and 2004, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TN Capital Equities, Ltd. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 22, 2006

Richard J. Girasole CPA

TN CAPITAL EQUTIES, LTD.
Statement of Financial Condition
As of December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash in Bank	$ 335,345	$ 281,388
Loans Receivable	18,500	14,500
Total Current Assets	353,845	295,888
PROPERTY AND EQUIPMENT		
Office Equipment	8,578	8,578
Less: Accum Depreciation	(8,242)	(8,127)
Net Property and Equipment	336	451
OTHER ASSETS		
Security Deposits	0	7,215
Total Other Assets	0	7,215
TOTAL ASSETS	$ 354,181	$ 303,554

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
Statement of Financial Condition
As of December 31, 2005 and 2004

LIABILITIES AND SHAREHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts Payable	$ 30,559	$ 15,040
Accrued Taxes Payable	13,400	12,500
Brokers Fees Payable	202,750	165,000
Total Current Liabilities	246,709	192,540
LONG-TERM LIABILITIES		
Loans Payable - TN Cap Prt.	0	55,000
Total Long-Term Liabilities	0	55,000
Total Liabilities	246,709	247,540
STOCKHOLDERS' EQUITY		
Capital Stock	26,980	26,980
Retained Earnings	80,492	29,034
Total Stockholders' Equity	107,472	56,014
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 354,181	$ 303,554

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
Statement of Income

	12 Months Ended December 31, 2005	12 Months Ended December 31, 2004
Sales		
Fees & Commissions	$ 2,001,578	$ 2,559,635
Total Sales	2,001,578	2,559,635
Cost of Sales		
Broker Fees	1,713,661	1,397,940
Consulting Fees	147,293	914,289
Total Cost of Sales	1,860,954	2,312,229
Gross Profit	140,624	247,406
Operating Expenses		
Computer Expense	0	490
Depreciation	115	1,204
Delivery/Messenger	0	897
Registration Fees	370	3,223
NASD Fees	19,035	11,140
Office	1,837	24,395
Postage/Delivery	0	1,935
Professional Fees	21,089	109,727
Rent	20,349	19,366
Taxes Corp - State	8,100	4,500
Taxes - City Corp	7,800	5,500
Federal Corp Tax	6,500	6,500
Telephone	2,436	3,924
Travel & Entertainment	1,586	2,374
Total Operating Expenses	89,217	195,175
Operating Income	51,407	52,231
Other Income		
Interest Income	50	41
Total Other Income	50	41
Net Income	$ 51,457	$ 52,272

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 51,458
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	115
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(4,000)
Other	7,215
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	15,519
Accrued Liabilities	38,650
Total Adjustments	57,499
Net Cash Provided By (Used in) Operating Activities	108,957
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	(55,000)
Proceeds From Sale of Stock	0
Net Cash Provided By (Used In) Financing Activities	(55,000)
NET INCREASE IN CASH	53,957
CASH AT BEGINNING OF PERIOD	281,388
CASH AT END OF PERIOD	$ 335,345

-See Accountant's Audit Report and Notes to the Financial Statements-

TN Capital Equities, Ltd.
Statement of Changes in Stockholders' Equity
December 31, 2005

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

		Total Capital
Stockholders' Equity January 1, 2005	$	56,014
Net Income - 2005		51,457
Total Capital Contributions - 2005		- 0 -
Stockholders' Equity 12/31/2005	$	107,471

-See Accountant's Audit Report and Notes to the Financial Statement-

TN Capital Equities, Ltd.
Changes in Financial Position
Twelve Months Ended December 31, 2005

Source of Funds				
Operations:				
Net Profit	$	51,458		
Add:				
Depreciation		115		
Total From Operations			$	51,573
Other Sources		0		
Total Other Sources				0
Total Source of Funds				51,573
Application of Funds		0		
Total Application of Funds				0
Change: Working Capital			$	51,573

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. TN Capital Equities, Ltd. (the "Company"), initially known as GrowVest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), and which became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc., initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consulting in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2005, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such rules, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2005 the company had net capital of $86,636. This amount exceeded such requirements for 2005 by $72,205. At December 31, 2004, the Company had net capital of $111,014.

5. The NASD has approved, for purposes of computing net capital, a $55,000 subordinated loan to the Company from the Parent Company for a period of five years. In December 2005, the loan was repaid in accordance with the original loan documents.

TN Capital Equities, Ltd.
Computation of Net Capital for Brokers and Dealers
December 31, 2005

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NET CAPITAL	$	107,472
Add: Subordinated Loan		-0-
TOTAL CAPITAL		107,472
DEDUCTIONS		(18,836)
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	88,636
MINIMUM NET CAPITAL REQUIREMENT		16,431
EXCESS NET CAPITAL	$	72,205
AGGREGATE INDEBTEDNESS		(246,709)

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2005.

TN Capital Equities, Ltd.
Computation of Reserve Requirements
December 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.